GIFT INSTRUMENT
                CHARITABLE GIFT TO THE LINCOLN BANCORP FOUNDATION


         Lincoln Bancorp, 1121 E. Main Street, P.O. Box 510, Plainfield, Indiana (the "Company"), desires to make a gift of its common stock, without par value (the "Common Stock"), to the Lincoln Bancorp Foundation (the "Foundation"), a non-stock corporation organized under the laws of the State of Indiana. The purpose of the donation is to establish a bond between Lincoln Bancorp and the community in which it and its affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, the Company now gives, transfers, and delivers to the Foundation 200,000 shares of its Common Stock, subject to the following conditions:

                  1. The Foundation shall use the donation solely for charitable purposes as provided by Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), in the communities in which Lincoln Federal Savings Bank (the "Bank") of Plainfield, Indiana, and its affiliates operate (the "Communities") in accordance with the provisions of the Foundation's Amended Articles of Incorporation.

                  2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value (measured as of the first business day of each year), of the assets held by the Foundation or such amount as may be necessary to maintain the Foundation's designation as a tax-exempt organization under Section 501(c)(3) of the Code, except that this restriction shall not prohibit the Board of Directors of the Foundation from selling a greater amount of Common Stock in any one year if the Board of Directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the Foundation would result in the long-term reduction in the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes.

                  3. The Common Stock contributed to the Foundation by the Company shall, for so long as such shares are held by the Foundation, be considered by the Company to be voted in the same ratio as all other shares of Common Stock of the Company which are voted on each and every proposal considered by shareholders of the Company, provided, however, that if this Condition No. 3 is waived by the Office of Thrift Supervision pursuant to Office of Thrift Supervision Order No. ____, dated _________, 1998 (a copy of which is attached hereto), then this Condition No. 3 shall become void and of no effect.

                  4. For a period of at least five years from the date the Company receives its initial funding, (a) at least one seat on the Company's Board of Directors shall be reserved for a director residing in the Communities who has experience with local grant making activities and who is not an officer, director or employee of the Bank or its affiliates and (b) at least one seat on the Company's Board of Directors shall be reserved for a director of the Bank or any successor organization.


Dated: ________________, 1998             LINCOLN BANCORP


                                           By:
                                              ---------------------------------
                                                    T. Tim Unger, President and
                                                    Chief Executive Officer